Exhibit 3.1

KEYARCH ACQUISITION CORPORATION

(the “Company”)

extract of the extraordinary general meeting OF THE COMPANY held on 19 January 2024

The following is an extract from the minutes of the extraordinary general meeting of the Company held on 19 January 2024 (the “Meeting”):

1.	Amendment to article 165 of the Amended and Restated memorandum & articles of association

1.1	IT WAS RESOLVED by special resolution that the Amended and Restated Memorandum and Articles of Association of the Company be amended by the deletion of Article 165 and replacing it with the following:

“165.	In the event that either the Company does not consummate a Business Combination by July 27, 2024 (or such earlier date as may be determined by the Board in its sole discretion), or such later time as the Members of the Company may approve in accordance with the Articles or a resolution of the Company’s Members is passed pursuant to the Companies Act (as amended) to commence the voluntary liquidation of the Company prior to the consummation of a Business Combination for any reason, the Company shall: (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-Share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Fund, including interest earned on the Trust Fund (less up to US$100,000 of interest to pay dissolution expenses and net of taxes payable), divided by the number of Public Shares then in issue, which redemption will completely extinguish public Members’ rights as Members (including the right to receive further liquidation distributions, if any); and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining Members and the Directors, liquidate and dissolve, subject in the case of sub-articles (ii) and (iii), to its obligations under Cayman Islands law to provide for claims of creditors and in all cases subject to the other requirements of applicable law.”

2.	AMENDMENT TO ARTICLE 166(a) OF THE AMENDED AND RESTATED MEMORANDUM & ARTICLES OF ASSOCIATION

2.1	IT WAS RESOLVED by special resolution that the Amended and Restated Memorandum and Articles of Association of the Company be amended by the deletion of Article 166(a) and replacing it with the following:

166.	In the event that any amendment is made to the Articles:

(a)	to modify the substance or timing of the Company’s obligation to allow redemption in connection with a Business Combination or redeem 100 per cent of the Public Shares if the Company does not consummate a Business Combination by July 27, 2024 (or such earlier date as may be determined by the Board in its sole discretion); or”

[SIGNATURE PAGE TO FOLLOW]

BY	/s/ Kai Xiong
Kai Xiong
Chairman of the Meeting